Exhibit 99.1

ELECTRAMECCANICA ANNOUNCES COST REDUCTION INITIATIVES TO STREAMLINE AND ACCELERATE ONSHORE MANUFACTURING

Company Consolidates Operations at Mesa HQ; Reduces Majority of Headcount Outside Arizona

Actions Improve Operating Costs by Approximately $10M Annually and Increase Fiscal Discipline Without
Compromising Ability to Further Commercialize and Scale

CEO Susan E. Docherty Appointed to ElectraMeccanica Board

Investor Day Postponed To June 14, 2023 In Order To Focus on Near Term Execution

MESA, AZ – December 22, 2022–(BUSINESSWIRE)–ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced cost-reduction initiatives to further streamline the business in order to better consolidate onshore manufacturing capabilities and operations at its newly-commissioned Mesa, Arizona headquarters. These steps will accelerate the Company’s path to profitability, by imposing a new level of fiscal discipline that preserves the ability to commercialize and scale operations while also eliminating excess costs.

Since coming on board at ElectraMeccanica on December 5, 2022, new CEO/interim COO Susan Docherty has led an ongoing, top-to-bottom review of the Company’s existing operations footprint; product portfolio; product development; investment; capital allocation; and employee skills, distribution and eﬃciency. While this review is ongoing, the Company currently has elected to resize its workforce, lowering its headcount by 98 positions. This reduces the employee base outside Arizona by 57% and improves operating costs by approximately $10 million annually. The Company notes that its balance sheet and market demand for the SOLO remain healthy.

For more information, please visit: https://bit.ly/3YMMu5m.

Separately, the Company announced it had appointed Ms. Docherty to its Board of Directors effective December 20, 2022. Additionally, as another outcome of its top-to-bottom review of the business, ElectraMeccanica is postponing its Investor Day until June 14, 2023, in order to focus exclusively on near term execution and so that it can provide the most comprehensive possible review of its business and future plans to shareholders.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of ﬂeet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s ﬁlings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise.

Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

PR/IR Contact

John Franklin
Sinter
ir@emvauto.com